Jennifer R. Minter 412 562 8444 jennifer.minter@bipc.com	Union Trust Building 501 Grant Street, Suite 200 Pittsburgh, PA 15219-4413 T 412 562 8800 F 412 562 1041

December 30, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Deanna Virginio
Suzanne Hayes
Li Xiao
Lynn Dicker

Re:	LONGEVERON LLC

Draft Registration Statement on Form S-1

Submitted November 12, 2020

CIK No. 0001721484

Ladies and Gentlemen:

On behalf of Longeveron LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 9, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 filed November 12, 2020 Business Overview, page 1

1.	We note your references on page 1 and elsewhere that "Lomecel-B has a high safety profile." Please revise your disclosure here and throughout your prospectus to remove your characterization of Lomecel-B as safe, as a determination of whether a product candidate is safe is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. We will not object to statements that Lomecel-B was well-tolerated or information about the number of treatment related serious adverse events, but you should not state or imply that your product candidate is safe.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Registration Statement in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

Clinical Development Pipeline, page 2

2.	Please adjust the status bars in the pipeline graph, as appropriate, to illustrate your product candidate's current status for each indication. For example, with respect to your Aging Frailty indication, we note that your phase 2 trial is currently on-going, however, the pipeline graph appears to indicate that the phase 2 trial has been completed.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a revised pipeline graph, to provide greater clarity to the reader regarding the current status for each listed indication.

3.	With respect to the Bahamas Registry Trial, the table appears to indicate that the product candidate has been approved but it is still described as a trial. Please revise your table to remove the indication that the product has been approved or provide additional clarification.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline graph disclosure, and has otherwise provided further clarification throughout the Registration Statement with respect to The Bahamas Registry Trial in response to the Staff’s comment; more specifically, to clarify that Lomecel-B is considered an investigational product in The Bahamas, and under the approval terms received from the National Stem Cell Ethics Committee, the Company is permitted to charge a fee to participate in the Registry Trial.

About Our Indications, page 3

4.	We note your disclosure that there are no approved medications that can prevent, stop, or reverse the progression of Alzheimer's disease. However, according to the alzheimer's association website there appear to be two types of medications — cholinesterase inhibitors and memantine — that have been approved by the FDA to treat the cognitive symptoms of Alzheimer's disease. Please revise to clarify your statement or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 to clarify the statement in response to the Staff’s comment.

Financial Overview, page 4

5.	Please balance your disclosure to also state that the Company has experienced significant losses since inception and expects to incur additional losses in the future.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Financial Overview in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

We have been funded in part by government and non-profit grant awards..., page 15

6.	Please describe the material terms and provisions of grant, contracts and regulations you must comply with for continued receipt of government and non-profit association funding. Additionally, we note your Exhibit Index appears to indicate your intention not to file the referenced contracts or funding agreements. Please provide us with an analysis supporting your conclusion that your are not required to file them pursuant to Item 601 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified the disclosure so as to include a cross-reference directing the reader to the more fulsome disclosure regarding the Company’s grant awards contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Grant Awards” section of the prospectus.

Further, the Company has included as exhibits pursuant to Item 601 of Regulation S-K the five (5) grant award agreements that were issued and remain outstanding as of the time of filing, in accordance with the requirements set forth in Item 601(b)(10). Historical grant awards for which the Company does not currently have any obligations or rights have not been included as exhibits to the Registration Statement as they are no longer material to the Company.

Risks Related to Intellectual Property, page 20

7.	We note that you may be subject to federal regulations, such as march-in rights. Please provide additional disclosure regarding the technology or technologies subject to march- in rights; the portion of your business that would be affected by the exercise of march- in rights; and whether and how you may be compensated in the event such rights are exercised.

Response:  The Company respectfully acknowledges the Staff’s comment. After further review, the Company has concluded that none of the patents or patent applications licensed by or assigned to the Company are subject to march-in rights. The Company advises the Staff that it has removed the risk factor discussing march-in rights from the Registration Statement in response to the Staff’s comment.

Holders of our Class B common stock will control the direction of our business..., page 39

8.	Please revise the discussion to identify the four holders you reference.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 39 to provide more information regarding the four holders of the contemplated Class B common stock.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

Industry and Other Data, page 48

9.	Your statement that your internal company research as well as third party information regarding market and industry data has not been independently verified and that the accuracy and completeness of such information is not guaranteed implies a disclaimer of responsibility with respect to such information. Please either delete the statement or specifically state that you are liable for the information related to the market and industry data and your internal company research.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 48 in response to the Staff’s comment.

Use of Proceeds, page 48

10.	We note your disclosure that you intend to allocate a portion of the proceeds from the offering to fund research, including clinical trials and product development for our existing pipeline. Please revise your disclosure identify each of the indications you intend to advance with the funds from the offering and how far in the development process for each indication you estimate that the allocated proceeds from the offering will enable you to reach.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure under the Use of Proceeds section of the Registration Statement in response to the Staff’s comment.

Impact of COVID-19, page 54

11.	We note your disclosure related to disruption in executing follow up visits and mitigation efforts. To the extent you had participants drop out of clinical trials, were not able to conduct follow up visits or need to increase the number of participants for any other reason related to pandemic related disruptions, please expand your disclosure to discuss these impacts and consider applicable risk factor disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure in the Registration Statement where we discuss COVID-19, including the risk factor section, in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Results of Operations

Research and Development Expenses, page 57

12.	Given the importance of your research and development expenses to your operations, please consider including disaggregated disclosure of the nature of expenses incurred for each period.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure within Management’s Discussion and Analysis of Financial Conditions and Results of Operations to include disaggregated disclosure of the nature of expenses incurred for each period in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

Emerging Growth Company Status, page 63

13.	Here and on page 7 you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. However, your risk factor disclosure on page 41 states that you have irrevocably elected not to avail yourselves of this exemption from new or revised accounting standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 41 to remove language indicating that the Company had elected not to avail itself of the exemptions from new or revised accounting standards afforded under Section 107(b) of the JOBS Act.

Our Strategy, page 64

14.	Please remove statements that your grant funding awards "demonstrate the acceptance and support by the scientific community, giving high credibility to our programs," as many research programs supported by the scientific community fail to achieve FDA approval.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the noted language has been removed in response to the Staff’s comment.

Clinical Development Pipeline, page 66

15.	With respect to Aging Frailty and Metabolic Syndrome, please also include in your discussion that according to the FDA, neither of such indications presently have definitions that are acceptable for characterizing the conditions for regulatory purposes and that the FDA and the Japanese PMDA have both indicated that the concept of “Frailty” or the Metabolic Syndrome as an indication will require additional clinical data and discussion before future pivotal trials and marketing authorization.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 66 to include the additional requested information in response to the Staff’s comment.

License Agreements and Strategic Collaborations, page 68

16.	With respect to the License Agreement with the University of Miami, describe the nature of the use granted. For example, were you granted a worldwide exclusive license to develop and commercialize the intellectual property. Please also disclose the royalty term and the termination provisions under the agreement and quantify amounts paid to date, if any.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 68 to provide additional information with respect to the Company’s license agreement with University of Miami.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

17.	With respect to the License Agreement with JMHMD Holdings, describe the nature of the use granted. Please also disclosure the royalty term and termination provisions. We also note your disclosure that there were no license fees due during the nine months ended September 30, 2020 and 2019 pertaining to this agreement. Please revise your disclosure to disclose the aggregate amounts paid under the agreement and potential milestone payments, if any.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 68 to provide additional information with respect to the Company’s license agreement with JMHMD Holdings.

U.S. Phase 2b Multicenter, Randomized, Double-Blinded, Placebo-Controlled Trial, page 72

18.	We note your discussion of the Phase 2b clinical trial for your Aging Frailty Program. Please clarify whether there was a Phase 2a trial and whether it has been completed.

Response:  The Company respectfully acknowledges the Staff’s comment. In response to this comment, please note that the Company did not conduct a “Phase 2a” clinical trial for its Aging Frailty Program. FDA regulations (21 CFR 312.21) refer to “Phase 2” clinical trials. However, researchers and clinicians often delineate the various phases of clinical trials into sub-categories such as “Phase 2a” and “Phase 2b” depending upon the specific goals and objectives of that trial. The Company registered this trial on ClinicalTrials.gov (#NCT03169231) as a “Phase IIb Trial to Evaluate Longeveron Mesenchymal Stem Cells to Treat Aging Frailty.” Accordingly, the Company proposes to retain the name “Phase 2b” and to include additional disclosure on page 72 to provide a reader with clarity on this point.

Lomecel-B for Hypoplastic Left Heart Syndrome (HLHS), page 81

19.	We note your disclosure that HLHS is an ultra-rate indication and would therefore qualify for an orphan drug designation and potentially for orphan drug exclusivity if FDA approved and that you may have the opportunity to pursue one of the FDA’s expedited review programs for this use. Please revise your disclosure to clarify, if true, that the FDA has not given any indication as to whether your product candidate will receive an orphan drug designation or exclusivity or be permitted to use expedited regulatory pathways.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the FDA has not given Longeveron any indication that Lomecel-B will receive an orphan drug designation or orphan drug exclusivity. Longeveron has not yet requested orphan drug designation, and orphan drug exclusivity is not awarded until FDA approves an application. This fact has been clarified in the Registration Statement.

FDA has not given Longeveron any indication that Lomecel-B will be permitted to use one of FDA’s expedited regulatory pathways because Longeveron has not yet requested expedited review from FDA. This fact has been clarified in the disclosure set forth on page 81 of the Registration Statement.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

Experts, page 131

20.	Your expert language here only refers to the financial statements at December 31, 2019 and for the year then ended. Please revise to cover the same periods as the auditor’s report on page F-2.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 131 so as to cover the same periods as the auditor’s report on page F-2.

Financial Statements

Note 2. Summary of Significant Accounting Policies Inventory, page F-7

21.	Here you refer to a biological segment of your operations. Please clarify for us, and revise if necessary, whether you have reporting segments as defined under ASC 280. If so, please provide the required disclosures under ASC 280-10-50.

Response:  The Company respectfully acknowledges the Staff’s comment. The Company has determined that its business currently operates under a single operating and reportable segment. As a result, the Company has revised the disclosure within Inventory to remove the reference to “biological segment” in response to the Staff’s comment.

Intangible Assets, page F-8

22.	Here you disclose that intangible assets include legal costs incurred related to patents and trademarks. You also disclose on page 55 that general and administrative expenses include legal fees relating to intellectual property. Please reconcile the two statements for us including clarifications for the nature of costs, and timing for asset recognition. Revise your disclosures if necessary. Please cite the relevant accounting references in your response.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure regarding general and administrative expense by removing the reference to legal fees relating to intellectual property.

The costs incurred to acquire the Company’s patents and trademarks are capitalized in accordance with the guidance in ASC 350-30 Intangibles – Goodwill and Other; General Intangibles Other Than Goodwill. For trademarks the Company capitalizes costs related to the registration of a trademark. This includes registration fees and legal fees. The Company currently has no intention of allowing the trademarks to lapse and will continue to renew the trademarks for the foreseeable future. As a result, the trademarks are not amortized but rather, they are reviewed for impairment annually.

With respect to patents, the Company capitalizes the cost to acquire a patent, which includes the cost of registration, filing, documentation and other legal costs associated with the application. Once the patent is issued, the Company will amortize it over its useful life. In addition, the Company reviews patents on an annual basis for impairment. The Company advises that it has revised the Intangible Asset disclosure in accordance with this response.

Division of Corporation Finance
U.S. Securities & Exchange Commission

December 30, 2020

Note 8. Commitments and Contingencies Exclusive Licensing Agreements , page F-16

23.	Please explain to us, and revise if necessary, how these licensing agreements contributed to your intangible assets disclosed on page F-8. Also, revise to disclose where you have included the annual fees paid under the UM agreement and the legal fees paid under the CD271+ agreement in the financial statements.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Note 8 in response to the Staff’s comment. The costs of entering into these licensing agreements were capitalized as intangible assets and are being amortized over the term of the license agreements. The policy note for Intangible Assets (page F-8) discloses that the payments on these license agreements are included as intangible assets and references that policy note disclosure to Note 8 for linkage. The Company has edited the disclosure so as to highlight where the annual and legal fees are recorded.

Exhibits

24.	Please file the promissory note evidencing the Company's PPP loan as an exhibit to the registration statement, pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the exhibit list to the Registration Statement so as to include those material contracts, including the Company’s PPP loan, in accordance with Item 601(b)(10) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jennifer R. Minter
Jennifer R. Minter Buchanan Ingersoll & Rooney PC

Enclosures

Cc (via email):

Geoff Green, Chief Executive Officer
James Clavijo, Chief Financial Officer
Joshua Hare, Chief Science Officer
Stephen E. Faucetta, Kingswood Capital Markets
Andrew Tucker, Nelson Mullins
Brian North, Buchanan Ingersoll & Rooney